THIRD AMENDING AGREEMENT
TO THE COMMITMENT LETTER
DATED SEPTEMBER 19 2013

THIS THIRD AMENDING AGREEMENT (“Agreement”) made effective as of July 20, 2015

BETWEEN:

HEMISPHERE ENERGY CORPORATION

As Borrower

A n d

ALBERTA TREASURY BRANCHES

As Lender

We refer to our Letter Agreement dated September 19, 2013 between Hemisphere Energy Corporation (the "Borrower") and Alberta Treasury Branches (the "Lender"), as amended by the First Amending Agreement, dated as of the 23rdday of June, 2014 and the Second Amending Agreement dated as of the 28th day of November, 2014 (collectively, the "Commitment Letter”) and confirm our agreement to amend our offer of financial assistance to the Borrower on the terms and conditions described below. Capitalized terms and paragraph references used herein without definition shall have the meaning and application given to them in the Commitment Letter.

AMENDMENTS

1.     Section 1 of the Commitment Letter is deleted in its entirety and replaced with the following:

1.	AMOUNTS AND TYPES OF FACILITIES (each referred to as a "Facility"):

Facility #1 - Operating Loan Facility (Revolving) – Cdn. $15,000,000.00

-	Facility #1 is available by way of:

-	Prime-based loans in Canadian dollars
-	Letters of Credit (to an aggregate maximum of $1,000,000.00) in
Canadian Dollars
-	Corporate MasterCard (to a maximum of $100,000.00)

-	Facility #1 is to be used for the general operating purposes of Borrower related to exploration, development production and acquisition of domestic oil and natural gas reserves within the Western Canadian Sedimentary basin.

-	Notwithstanding the maximum amount of Facility #1, advances under Facility #1 will be limited to the amount equal to the lesser of:

(a) the amount of $14,000,000.00;
and

(b) the amount of the most recent Borrowing Base determined hereunder.

Any advance in excess of $14,000,000.00 to the maximum principal amount of $15,000,000.00 shall only be permitted (i) at the sole discretion and approval in writing of the Lender and (ii) upon the written request of the Borrower supported by such financial and other information as may be required by and satisfactory in all respects to the Lender including, without limiting the generality of the foregoing, an updated budget and analysis outlining the proposed use of such advance or advances and the business case in support thereof.

From time to time, the Borrowing Base shall be re-calculated by Lender upon receipt of each engineering report required to be delivered hereunder and if Borrower fails to deliver any such report then at any other time at Lender's sole discretion. Lender shall notify Borrower of each change in the amount of the Borrowing Base. In the event that Lender re-calculates the Borrowing Base to be an amount that is less than the Borrowings outstanding under Facility #1, Borrower shall repay the difference between such Borrowings outstanding and the new Borrowing Base within 30 days of receiving notice of the new Borrowing Base, and all rates and fees for Facility #1 listed under the "Interest Rates and Prepayment" section hereof will immediately upon receipt of that notice increase by 200 basis points, until the difference is fully paid whereupon all rates and fees for Facility#1 will revert to those listed under the “Interest Rates and Prepayment”. Lender confirms that the Borrowing Base on the date hereof is $15,000,000.00.

Other Facilities – Foreign Exchange, Interest Rate and Commodity Derivatives

-

At Borrower’s request, Lender may enter into foreign exchange forward contracts and/or interest rate and commodity derivatives with Borrower from time to time. Lender makes no commitment to enter into any such contract or derivative and may at any time in its sole discretion decline to enter into any such contract or derivative. Any Security Documents will also secure Borrower’s liability and obligations pursuant to any such contracts or derivatives.

2.     Section 15 of the Commitment Letter is deleted in its entirety and replaced with the following:

15.	NEXT REVIEW DATE

All demand Facilities are subject to review by the Lender at any time in its sole discretion. The next review date has been set for October 31, 2015 but may be set at an earlier or later date at the sole discretion of the Lender.

CONDITIONS PRECEDENT to this THIRD AMENDMENT:

This Agreement is conditional upon receipt by the Lender of:

(a)	a duly executed copy of this Agreement;

(b)	a duly executed Officer’s Certificate Re: Title Matters; and

(c)	receipt by the Lender of all fees payable hereunder.

FEES

A non-refundable fee of $15,000.00 is payable on acceptance of this Agreement. Lender is hereby authorized to debit Borrower’s current account for any unpaid portion of the fee.

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender that:

(a)

the execution, delivery and performance by Borrower of this Agreement has been duly authorized by all necessary actions and does not violate Borrower's governing documents or any applicable laws or agreements to which Borrower is subject or by which Borrower is bound;

(b)	all representations and warranties under Section 6 of the Commitment Letter are true and correct in all material respects as of the date hereof;

(d)	no Default or Event of Default has occurred as of the date hereof;

(e)

each Security Document to which the Borrower is a party has been duly executed and delivered in accordance with the terms of the Commitment Letter and remains in full force and effect as security for all Facilities and all other obligations of the Borrower to the Lender as of the date hereof; and

(f)

the obligations of Borrower under the Commitment Letter, as amended hereby, and under the Security Documents are legal, valid and binding obligations of Borrower enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally.

MISCELLANEOUS

(a)	This Agreement shall be governed by the laws of the Alberta.

(b)

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together constitute one and the same instrument.

(c)	All terms and provisions of the Commitment Letter, except as amended hereby, remain in full force and effect.

ACCEPTANCE

This Agreement is open for acceptance until July 31, 2015 after which date it will be null and void, unless extended in writing by Lender.

Please confirm your acceptance of this Agreement by signing the attached copy of this Agreement in the space provided below and returning it to the undersigned.

Yours truly,

ALBERTA TREASURY BRANCHES

(Signed) “Mikael Sears”
By:	Mikael Sears
Senior Director

(Signed) “Sonia Barr”
By:	Sonia Barr
Senior Associate Director

We acknowledge and accept the foregoing terms and conditions as of __July 23_________, 2015.

Hemisphere Energy Corporation

Per:	(Signed) “Dorlyn Evancic”
Name: Dorlyn Evancic
Title: Chief Financial Officer